Exhibit 99.1

Contacts:

George Sard/Jonathan Gasthalter/Renée Soto

Sard Verbinnen & Co.

(212) 687-8080

TCI/3G MAIL PROXY MATERIALS AND SEND LETTER TO CSX SHAREHOLDERS

Group Urges CSX Shareholders to Elect Five Highly Qualified Independent Nominees

NEW YORK, MAY 5, 2008 — The Children’s Investment Fund Management (UK) LLP (“TCI”) and 3G Capital Partners, LTD. (“3G” and together with TCI the “Group”) today mailed definitive proxy materials to shareholders of CSX Corp. (NYSE: CSX) in connection with the Group’s solicitation of proxies to elect a minority slate of five highly qualified nominees to the 12-member CSX Board of Directors at its annual meeting on June 25, 2008.

The Group’s nominees are Chris Hohn, Alex Behring, Gil Lamphere, Tim O’Toole and Gary Wilson.  They include current and former senior executives or directors of major railroads (Canadian National, Illinois Central, Conrail, America Latina Logistica) as well as of iconic American companies such as Disney and Marriot.  Together they have over 50 years of railroad experience and over 70 years of transportation experience.

A comprehensive white paper entitled “CSX: The Case for Change” that addresses critical questions regarding CSX’s corporate governance and operational performance is available at http://www.strongercsx.com, an informational website dedicated to the Group’s efforts to improve productivity and enhance shareholder value at CSX.

The Group today sent the following letter to CSX shareholders:

3G Capital

May 5, 2008

Dear Fellow CSX Shareholder,

TCI and 3G Capital are seeking your support to elect a minority slate of five highly qualified nominees to the 12-member board of directors of CSX Corporation at the 2008 annual meeting.

We believe CSX should be the railroad industry leader in both corporate governance and business performance.  But today CSX lags its peers on many key operational metrics, while its management and directors continue to award themselves the industry’s highest compensation.

Our investment in CSX stock, worth over $2 billion (8.7% ownership), and the credentials and independence of our nominees reflect our long-term commitment to CSX achieving its true potential, which we believe can result in CSX earning double what management expects CSX to earn in five years (based on extrapolated management guidance).  Our nominees will bring over 50 years of railroad experience to the CSX Board, which today has no railroad operating experience other than the CEO, who also serves as Chairman of the Board.

Our Nominees

Chris Hohn	Alex Behring	Gil Lamphere	Tim O’Toole	Gary Wilson
Managing Partner of TCI	Managing Director of 3G	Former director Canadian	MD of London	Former Chairman
	& former CEO of ALL	National and Illinois	Underground & former	Northwest Airlines,
	Railroad	Central	CEO of Conrail	director/CFO Disney
	(~10 years of railroad	(~20 years of railroad	(~25 years of railroad	(~20 years of transport
	experience)	experience)	experience)	experience)

Incumbent Directors We Propose To Replace

Elizabeth Bailey	Steven Halverson	Robert Kunisch	William Richardson	Frank Royal
Business School	Jacksonville design	Ex-Vice Chairman	Ex-CEO Kellogg	Physician
Professor	contractor	Cendant	Foundation,	(14 years on CSX Board)
(18 years on CSX Board)	(1 year on CSX Board)	(17 years on CSX Board)	a charitable foundation
(15 years on CSX Board)

The directors we seek to replace have an average board tenure of 13 years, no railroad operating experience, and aggregate ownership of less than 0.09% of CSX.  In contrast, the election of our nominees will refresh the Board by adding new directors with substantial industry experience and a significant investment in CSX — nearly 100 times the ownership interest of the directors we seek to replace.  We believe this will strengthen corporate oversight and ensure that the Board is focused, first and foremost, on its duties to shareholders and long-term value creation.

Importantly, our nominees are not compensated by TCI or 3G Capital to serve as nominees or directors.  They will act in the best interest of all shareholders.  More information on our nominees is available in our proxy statement, or at www.strongercsx.com.

Why are we seeking Board change?

CSX argues that its stock has done well, so no change is needed.  We disagree, because we ask the following questions, and find that the answers undermine CSX’s argument:

•                  Why has CSX stock done well? Are those factors the result of management?

•                  What is the potential of CSX? How well has CSX performed relative to its potential?

We believe CSX’s stock has performed well primarily for two reasons: overall industry-wide improvements and shareholder pressure for management to change its conduct.  While earnings have grown, our analysis indicates that nearly 90% of the recent earnings growth is the result of improved industry-wide pricing, which has caused the stock prices of all railroads to rise significantly.  Second, as a result of shareholder pressure, CSX has returned more cash to shareholders, increased dividends, and become more aggressive in making public projections, all of which have had positive effects.  For example, before TCI’s involvement, CSX planned to return only $500 million a year to shareholders via share buybacks, but now this has been tripled to $1.5 billion a year.  In fact, the value created by shareholder pressure is a testament to the continued need and desirability for shareholders to have a voice, the same voice CSX is attempting to silence.

If our nominees are not elected, and management ceases to be challenged to do to more, will the stock price continue to rise?

CSX has extraordinary potential.  We have just released a 79-page white paper, entitled “CSX: The Case for Change” (available at www.strongercsx.com).  This is the culmination of years of work by us, and is informed by the decades of railroad experience of our nominees.  The white paper provides a comprehensive analysis of CSX’s operational performance and highlights numerous opportunities for productivity improvements.  We believe that capturing these productivity opportunities alone can add another $2.2 billion to CSX’s annual earnings within five years and our nominees will promote candid board exploration and pursuit of these compelling opportunities.

In contrast, the public guidance provided by CSX management can be achieved solely through improved pricing, the same industry-wide phenomenon that has resulted in nearly all of CSX’s growth in earnings during the current management’s tenure.

We are further disturbed by actions the incumbent Board and management have taken that lead us to question whether they are acting for the benefit of all shareholders, or for their own entrenchment and enrichment.  For example, in addition to awarding themselves the industry’s highest compensation, the public record indicates the incumbent directors have violated CSX’s own Insider Trading Policy by engaging in “spring-loading” (awarding equity-linked grants while in possession of material non-public information) and issuing stock grants during earnings announcement “black-out” periods.

In addition, the extraordinary actions CSX has taken to influence the vote at this year’s annual meeting — including delaying the meeting, changing the record date for eligibility to vote at the meeting, relocating the meeting to a train yard in New Orleans, filing a baseless lawsuit against us, and seeking government intervention to prevent us, and you, from exercising our rights as shareholders to vote for and seek board representation — have led us to conclude the incumbent Board is entrenched and places its own interests ahead of those of the CSX shareholders it is supposed to represent.

Why has it come to a proxy contest?

Over the past 18 months, TCI has tried repeatedly, but unsuccessfully, to engage in a constructive dialogue with the CSX management and Board on the governance and performance issues at the company.  With the exception of a single “listen-only” meeting with the CSX CFO (accompanied by CSX’s internal and external legal counsel), all of TCI’s requests for private meetings with CSX management and directors had been refused prior to TCI’s announcement in December 2007 of its intention to commence this shareholder referendum.

In January 2008, we engaged in discussions with Ned Kelly, Presiding Director of the CSX Board, in an effort to reach an amicable resolution.  Despite many concessions on our part, including a reduction in the number of Board seats we would seek, a willingness to work with the CSX Board to find mutually agreeable directors, and an offer to sign a one-year standstill agreement (unprecedented for us), CSX unilaterally terminated discussions.  Accordingly, our only alternative is to put board representation to a shareholder vote.

We urge you to read the accompanying proxy statement and “CSX: The Case for Change.”  We urge you to review our nominees’ credentials and compare them to those of the incumbent directors we propose to replace, which include a physician, a business school professor, a design-contractor and a former philanthropist.  Finally, we urge you to ask:

How would CSX not benefit from adding five highly qualified nominees to the Board?

As directors our nominees, with their decades of railroad experience, would know the right questions to ask, and would have the strength, independence and economic incentive to ask them.  And if we are right, the result could be double the growth in earnings management is currently attempting to achieve.

If you agree, we urge you to send that message to CSX by completing, signing, dating and returning the enclosed BLUE proxy card.

We appreciate your support.

Very truly yours,

Chris Hohn Managing Partner, TCI	Alex Behring Managing Director, 3G Capital

PLEASE VOTE THE BLUE PROXY CARD

Your vote is important.  Instructions for voting your CSX shares by Internet, telephone or mail are enclosed, along with your BLUE proxy card or voting instruction form and postage-paid return envelope.  Please act at your earliest convenience.

If you’ve already signed and returned CSX’s WHITE proxy card, you can revoke that vote and cast a new vote by completing, signing, dating and mailing the enclosed BLUE proxy card today.

If your shares of CSX Common Stock are held for you by a broker or bank, only your broker or banker can vote your shares and only after receiving your specific instructions.  In that case, you are asked to complete, sign, date and mail the enclosed voting instruction form today.  Please do so for each account you maintain.

If you need assistance in voting your shares, please call D. F. King & Co., Inc., which is assisting TCI and 3G Capital, toll-free at 1-800-967-7635.

*Sources for tables at page 1: Velocity and Dwell figures are the annual average of the weekly data reported by the AAR for 2007.  Accident rate defined as accidents per million train miles.  Accident Rate for CN per 2007 Full Year Report.  Accident Rate for CSX, NSC, BNSF, and UP per FRA data for the 12 months ended December 31, 2007.  Labor / Sales, Cost Inflation, and Cost Inflation / Unit all per company 2007 Full Year Reports.  Labor / Sales is the ratio of labor expense divided by total revenues for full year 2007.  Cost inflation is total operating expense (excluding fuel) growth from 2006 to 2007.  Cost inflation per unit is the growth of total operating expenses (excluding fuel) divided by total carloads from 2006 to 2007.  Management and Director compensation based on TCI/3G Group analysis of 2008 Schedule 14A Filings for CSX, NSC, BNI, and UNP, Management Information Circular for CNI.  For all companies, compensation is listed for actively serving named executive officers.  Norfolk Southern excludes former executive Wolf.

About TCI

TCI is a London-based asset manager founded in 2003 which manages The Children’s Investment Master Fund.  TCI makes long-term investments in companies globally.  The management company is authorized and regulated in the United Kingdom by the Financial Services Authority.  The majority of TCI’s profits go to The Children’s Investment Fund Foundation, a non-profit organization focused on improving the lives of children living in poverty in developing countries.

About 3G

3G manages a private investment fund that invests in global equities and special situations.  3G Fund L.P. leverages its deep industry and operating expertise in different sectors to identify attractive, long-duration investment opportunities.

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THIS PRESS RELEASE IS FOR GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESS RELEASE, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF THE CHILDREN’S INVESTMENT FUND MANAGEMENT (UK) LLP, THE CHILDREN’S INVESTMENT FUND MANAGEMENT (CAYMAN) LTD., THE CHILDREN’S INVESTMENT MASTER FUND, 3G CAPITAL PARTNERS LTD., 3G CAPITAL PARTNERS, L.P., 3G FUND L.P., CHRISTOPHER HOHN, ALEXANDRE BEHRING, GILBERT LAMPHERE, TIMOTHY O’TOOLE AND GARY WILSON (COLLECTIVELY, THE “PARTICIPANTS”), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO CSX CORPORATION .

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. THE PARTICIPANTS ASSUME NO OBLIGATION TO UPDATE THE FORWARD-LOOKING INFORMATION.

THE PARTICIPANTS RESERVE THE RIGHT TO CHANGE ANY OF THEIR OPINIONS EXPRESSED HEREIN AT ANY TIME AS THEY DEEM APPROPRIATE. THE PARTICIPANTS DISCLAIM ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

THIS PRESS RELEASE DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY. THE PARTICIPANTS INCLUDE FUNDS AND ACCOUNTS THAT ARE IN THE BUSINESS OF TRADING — BUYING AND SELLING - PUBLIC SECURITIES. IT IS POSSIBLE THAT THERE WILL BE DEVELOPMENTS IN THE FUTURE THAT CAUSE ONE OR MORE OF THE PARTICIPANTS FROM TIME TO TIME TO SELL ALL OR A PORTION OF THEIR SHARES IN OPEN MARKET TRANSACTIONS OR OTHERWISE (INCLUDING VIA SHORT SALES), BUY ADDITIONAL SHARES (IN OPEN MARKET OR PRIVATELY NEGOTIATED TRANSACTIONS OR OTHERWISE), OR TRADE IN OPTIONS, PUTS, CALLS OR OTHER DERIVATIVE INSTRUMENTS RELATING TO SUCH SHARES.

ALL CSX STOCKHOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY THE PARTICIPANTS FROM THE STOCKHOLDERS OF THE ISSUER FOR USE AT THE 2008 ANNUAL MEETING OF STOCKHOLDERS OF THE ISSUER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. THE DEFINITIVE PROXY STATEMENT AND FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF THE ISSUER AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS

IN THE PROXY SOLICITATION WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT WITHOUT CHARGE UPON REQUEST. INFORMATION RELATING TO THE PARTICIPANTS IS CONTAINED IN THE DEFINITIVE SCHEDULE 14A FILED BY THE PARTICIPANTS WITH THE SEC ON APRIL 28, 2008.